As filed with the Securities and Exchange Commission on May 28, 1996
                                                     Registration No. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                         ACCEL INTERNATIONAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

           Delaware                                           31-0788334
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                          Identification Number)


                                            NICHOLAS Z. ALEXANDER, Secretary
          475 Metro Place North                   475 Metro Place North
           Dublin, Ohio 43017                      Dublin, Ohio 43107
             (614) 764-7000                          (614) 764-1000
(Address of principal executive offices) (Name and address of agent for service)

                             -----------------------
                                    Copy to:

                              FRED A. SUMMER, ESQ.
                            Squire, Sanders & Dempsey
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 365-2700

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================

                                                                  Proposed             Proposed maximum
Title of each class of securities to      Amount to be        maximum offering        aggregate offering         Amount of
           be registered                   registered         price per unit(1)            price(1)           registration fee

- ---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 Par Value               7,000,000               $2.625                $18,375,000                  $6,336.21
- ---------------------------------------------------------------------------------------------------------------------------------
Non-Transferable Subscription
Rights Evidencing Rights to
Purchase Common Stock                      7,000,000                 (2)                     (2)                            (3)
=================================================================================================================================

(1) Estimated solely for purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933 (the "Act"), based on the average of the high and low prices per share on the Nasdaq National Market on May 22, 1996.

(2) No consideration will be received by the Registrant upon distribution of Rights.

(3) No filing fee is required for the registration of Rights pursuant to Rule 457(g) of the Act.

                             -----------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                         ACCEL INTERNATIONAL CORPORATION

                              CROSS-REFERENCE SHEET

    Item Number
     Form S-2
  (Reg. S-K Item,
  if applicable)                               Caption or Location in Prospectus

     1(501)           Outside front cover page

     2(502)           Outside front cover page; Inside front cover page; Outside back cover page

     3(503)           SUMMARY; RISK FACTORS

     4(504)           USE OF PROCEEDS

     5(505)           THE RIGHTS OFFERING -- Determination of Subscription Price

     6(506)           Inapplicable

     7(507)           Inapplicable

     8(508)           PLAN OF DISTRIBUTION

     9(202)           DESCRIPTION OF THE CAPITAL STOCK

     10(509)          Inapplicable

     11(a)            INCORPORATION OF CERTAIN INFORMATION BY REFERENCE; RECENT DEVELOPMENTS

     11(b)            Inapplicable

     11(c)            Inapplicable

     12               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     13(510)          Inapplicable

                    SUBJECT TO COMPLETION, DATED MAY 28, 1996

PROSPECTUS                          __ SHARES

                         ACCEL INTERNATIONAL CORPORATION

[LOGO]

                                  COMMON STOCK

                                 ---------------

         ACCEL International Corporation (the "Company"), a Delaware corporation, is offering (the "Rights Offering") to holders of record (the "Rights Holders") of shares of its Common Stock, par value $.10 per share (the "Common Stock"), non-transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of the Common Stock for a price of $__ per share (the "Subscription Price"). Such Rights Holders will receive one Right for every share of Common Stock held by them as of the close of business on __, 1996 (the "Record Date"). Rights Holders may purchase __ share[s] of Common Stock (the "Underlying Shares") for each Right held upon payment of the Subscription Price (the "Basic Subscription Privilege"). Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for additional shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights up to an amount equal to one-half of the number of Underlying Shares each Rights Holder is eligible to purchase pursuant to the Basic Subscription Privilege. If an insufficient number of shares of Common Stock is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available shares of Common Stock will be prorated among Rights Holders who exercised their Oversubscription Privilege based on the respective number of Underlying Shares purchased by such Rights Holders pursuant to their Basic Subscription Privilege. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." [No fractional Rights will be issued and no fractional shares of Common Stock will be issued upon exercise of the Rights.] To the extent that the Oversubscription Privilege is not exercised in full, the Company may determine to offer the shares of Common Stock not subscribed for sale to others, including current directors or stockholders of the Company and their affiliates, employees and independent agents, either directly or through underwriters or agents (the "Additional Offering"). See "Plan of Distribution." The Rights will be evidenced by non-transferable certificates. Once a Rights Holder has exercised any Rights, such exercise may not be revoked.

         The Rights will expire at 5:00 p.m., Columbus, Ohio time, on __, 1996, unless extended (as it may be extended, the "Expiration Date"), provided that the Expiration Date shall in no event be later than __, 1996. Rights Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. See "Risk Factors--Decrease in Proportionate Equity Ownership if Rights Not Exercised."

         The Common Stock is traded on the Nasdaq National Market under the symbol "ACLE." On May 23, 1996, the last reported sale price of the Common Stock was $2.50.

         After the Expiration Date, the Rights will no longer be exercisable and will have no value. Since the Rights are non-transferable, the Rights may not be sold and there will be no trading market for the Rights.

         POTENTIAL PURCHASERS OF THE COMMON STOCK PURSUANT TO AN EXERCISE OF THE RIGHTS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE __.


                                 ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================
                                 Price to               Underwriting               Proceeds to
                                  Public                  Discount                 Company (1)
- ------------------------------------------------------------------------------------------------------
Per Share                        $                      None                        $
- ------------------------------------------------------------------------------------------------------
Total(2)                         $                      None                        $
======================================================================================================

     (1) Before deducting expenses payable by the Company estimated to be $__      .
     (2) The Total amount assumes the purchase of all __ shares of Common Stock offered hereby.

                                 ---------------

The date of this Prospectus is __ , 1996

                              AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the Rights and the shares of Common Stock offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and amendments thereof and exhibits thereto.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information are available for inspection without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, as well as the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661- 2511. Copies of the Registration Statement and amendments thereof and the exhibits thereto may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company (File No. 0-8162) are incorporated in this Prospectus by reference:

         (1) Annual Report on Form 10-K for the year ended December 31, 1995 (a copy of which accompanies this Prospectus).

         (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (a copy of which accompanies this Prospectus).

         Any statement contained in a document which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including beneficial owners, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the foregoing documents, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to ACCEL International Corporation, 475 Metro Place North, Dublin, Ohio 43017, Attention: Nicholas Z. Alexander, Senior Vice President, (614) 764-7000.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                   The Company

         The Company is an insurance holding company incorporated in Delaware in June 1978 as the successor to an Ohio corporation, formerly Acceleration Corporation, organized in 1969. The Company, through its subsidiaries, is engaged in the sale and underwriting of credit life and credit accident and health insurance, extended service contracts and other specialty casualty products. The credit insurance and extended service contract products are offered to consumers principally through automobile dealers, financial institutions and other business entities. For more detailed information concerning the business of the Company and its financial statements see the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "10-K") and Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "10-Q"), copies of which accompany this Prospectus and which are incorporated herein by reference.

         The Company's home office is located at 475 Metro Place North, Dublin, Ohio 43017 and its telephone number is (614) 764-7000.

                                  Risk Factors

         There are certain risks in connection with the Rights Offering that should be considered by Rights Holders prior to determining whether to exercise the Rights and purchase the Common Stock. The following is a summary of certain of these risks: (i) The Company has experienced net losses since 1992 and may incur net losses in the future; (ii) the Company's gross premiums derived from its credit insurance business are substantially dependent upon consumer credit transactions involving the purchase of automobiles, (iii) the Company does not expect to pay dividends in the foreseeable future and is limited under a note purchase agreement from doing so; (iv) Chase Insurance Holdings Corporation ("CIHC"), a corporation which is beneficially owned by David T. Chase, a director of the Company, his wife, his children and various family trusts (collectively, the "Chase Stockholders"), beneficially owns, directly or indirectly, approximately 30.3% of the outstanding shares of Common Stock of the Company and the Chase Stockholders and certain affiliates of CIHC beneficially own an additional 8.6% of the Common Stock of the Company. It is possible that the Rights Offering will result in CIHC, either alone or together with the Chase Stockholders and such affiliates, beneficially owning over 50% of the Common Stock and having actual control over the Company. Mr. Chase disclaims beneficial ownership of the shares of Common Stock owned by CIHC, its affiliates and the Chase Stockholders other than Mr. Chase; and (v) there can be no assurance that the market price of the Common Stock will not decline.

                               The Rights Offering

Rights.............................................. Each record holder of Common Stock at the close of business on __, 1996 (the "Record Date") is receiving one non-
                                                     transferable subscription right ("Right") for each share of
                                                     Common Stock held of record on the Record Date.  Each
                                                     Right will entitle the holder thereof ("Rights Holder") to purchase from the Company __ share[s] of Common Stock (the
                                                     "Underlying Shares") for a price of $__ per share (the
                                                     "Subscription Price").  An aggregate of up to __ shares of
                                                     Common Stock will be sold in the Rights Offering upon
                                                     exercise of the Rights.  The Rights will be evidenced by non-
                                                     transferable certificates (the "Subscription Rights Certificates").

                                        3

Basic Subscription Privilege........................ Rights Holders are entitled to purchase, at the Subscription
                                                     Price, __ Underlying Share[s] for each Right held (the "Basic
                                                     Subscription Privilege").  [No fractional Rights will be issued and no fractional shares of common stock will be issued upon exercise of the Rights.]  See "The Rights Offering --
                                                     Subscription Privileges -- Basic Subscription Privilege."

Oversubscription Privilege.......................... Each Rights Holder who exercises in full his or her Basic
                                                     Subscription Privilege may also subscribe at the Subscription
                                                     Price for additional Underlying Shares available as a result of unexercised Rights, if any, up to an amount equal to one-half of the total Underlying Shares purchased by such Rights
                                                     Holder pursuant to the Basic Subscription Privilege (the
                                                     "Oversubscription Privilege").  If an insufficient number of
                                                     Underlying Shares is available to satisfy fully the elections to exercise the Oversubscription Privilege, the available
                                                     Underlying Shares will be prorated among Rights Holders who exercise their Oversubscription Privilege based on the
                                                     respective number of Underlying Shares purchased by such
                                                     Rights Holders pursuant to the Basic Subscription Privilege.
                                                     To the extent that the Oversubscription Privilege is not
                                                     exercised in full, the Company may determine to offer any or all of the shares of Common Stock not subscribed for sale to others, including current directors or stockholders of the
                                                     Company or their affiliates, employees and independent agents, either directly or through underwriters or agents.  See "The
                                                     Rights Offering -- Subscription Privileges -- Oversubscription
                                                     Privilege" and "Plan of Distribution."

Subscription Price.................................. $__ per Underlying Share, payable in cash.  See "The Rights
                                                     Offering -- Exercise of Rights" and "The Rights Offering --
                                                     Determination of Subscription Price."

Shares of Common Stock Outstanding
After the Rights Offering........................... As of the Record Date there were 4,456,432 Shares of
                                                     Common Stock outstanding.  An aggregate of up to __ shares of Common Stock will be sold in the Rights Offering if all of the Rights are exercised.  If all Rights are exercised, an aggregate of __ shares of Common Stock will be outstanding upon completion of the Rights Offering.

Transferability of Rights........................... The Rights, including the Basic Subscription Privilege and the
                                                     Over Subscription Privilege, are not transferable.

Expiration Date..................................... 5:00 p.m., Columbus, Ohio time, __, 1996, or such later date and time to which the Rights Offering may be extended (the
                                                     "Expiration Date").  See "The Rights Offering -- Expiration
                                                     Date."  Rights not exercised prior to the Expiration Date will expire and become worthless.

Procedure for Exercising Rights..................... The Basic Subscription Privilege and Oversubscription
                                                     Privilege may be exercised by properly completing and signing the Subscription Certificate evidencing the Rights (a
                                                     "Subscription Certificate") and forwarding such Subscription
                                                     Certificate (or following the Guaranteed Delivery
                                                     Procedures), with payment of the Subscription Price for each
                                                     Underlying Share subscribed for pursuant to the Basic
                                                     Subscription Privilege and the Oversubscription Privilege,
                                                     to the Subscription Agent on or prior to the Expiration
                                                     Date. Any Rights Holder subscribing for an aggregate of more than [5,000] Underlying Shares pursuant to the
                                                     Oversubscription Privilege prior to the Expiration Date
                                                     shall not be required to deliver payment for such number of
                                                     Underlying Shares in excess of [5,000] until the Expiration
                                                     Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of [5,000] subscribed for pursuant to the Oversubscription
                                                     Privilege until after the Expiration Date and after all
                                                     prorations and adjustments contemplated by the terms of the
                                                     Rights Offering have been effected. If Subscription Rights are sent by mail, Rights Holders are urged to use insured, registered mail. No interest will be paid on funds delivered in payment of the Subscription Price. See "The Rights
                                                     Offering -- Exercise of Rights."

No Revocation of Exercise........................... Once a Rights Holder has exercised the Basic Subscription
                                                     Privilege or the Oversubscription Privilege, such exercise may not be revoked.

Persons Holding Common Stock or Wishing
to Exercise Rights, Through Others.................. Persons holding shares of Common Stock beneficially, and receiving the Rights issuable with respect thereto, through a broker, dealer, commercial bank, trust company or other
                                                     nominee, as well as persons holding certificates for Common
                                                     Stock directly who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them.  See "The Rights Offering --
                                                     Exercise of Rights".

Issuance of Common Stock............................ Certificates representing shares of Common Stock purchased pursuant to the exercise of the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and payment therefor has been received by the Company.  Certificates of
                                                     Common Stock purchased pursuant to the Oversubscription
                                                     Privilege will be delivered to subscribers as soon as practicable after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.  See "The Rights
                                                     Offering -- Subscription Privileges."

Use of Proceeds..................................... The Company intends to use the net cash proceeds from the
                                                     Rights Offering for general corporate purposes, including
                                                     investments in, and advances to, its insurance company
                                                     subsidiaries and the redemption of any Subordinated Notes

                                                     which are not tendered in the Rights Offering. Since the
                                                     Company has decided to permit holders of its outstanding $__
                                                     principal amount of 10.125% Subordinated Notes due July 2000
                                                     (the "Subordinated Notes") to tender their respective
                                                     Subordinated Notes for cancellation as consideration (in
                                                     lieu of cash) for the purchase of shares of Common Stock,
                                                     the net cash proceeds of the Rights Offering assuming all
                                                     Subordinated Notes held by stockholders are tendered and all of the Rights are exercised in full are estimated to be $__.
                                                     CIHC and one of its affiliates collectively hold $5,481,046 principal amount of Subordinated Notes as of March 31, 1996.
                                                     CIHC has indicated that it and such affiliate intend to
                                                     tender all of the Subordinated Notes held by them.
                                                     Subordinated Notes will be accepted by the Company as
                                                     consideration in an amount equal to the full principal
                                                     amount of such Subordinated Notes.

Subscription Agent.................................. National City Bank, Cleveland, Ohio.  The Subscription
                                                     Agent's telephone number is (800) 622-6757.

                                  RISK FACTORS

         The following risk factors, in addition to other information in this Prospectus and in the documents incorporated by reference, should be considered carefully by potential purchasers in evaluating the Company, its business and an investment in shares of the Common Stock offered hereby.

Continuing Net Losses

         The Company has experienced net losses since 1992 and may incur net losses in the future. The Company incurred net losses of $1,460,000, $5,238,000, $5,281,000 and $22,124,000 for the years ended December 31, 1995, 1994, 1993 and
1992, respectively. There can be no assurance that the Company will not experience net losses in the future.

Dependence Upon Automobile Purchases

         The Company sells credit insurance and extended warranty contracts primarily in connection with consumer credit transactions involving automobile purchases. Automobile purchases have been and will continue to be affected, directly and indirectly, by automobile prices, interest rates, the availability of consumer credit and general economic conditions, all of which are beyond the Company's control.

Effect of Downgrading of Insurance Ratings

         Life Insurance

         The Company's life insurance subsidiary is rated C+ (Fair) by Best Company ("Best"). Best downgraded the life insurance subsidiary's rating from A-to C+ in 1991. The Best rating is based on factors relevant to policyholders and are not directed toward the protection of stockholders. The Best rating is based upon its current opinion of the life insurance subsidiary's lack of consistently profitable operating results in recent years as well as its concern regarding the weak financial results, high debt level and poor liquidity position of the Company. The weaknesses noted by Best are partially offset by the general profitability of the life insurance subsidiary's core credit life insurance operations and the high quality of its investment portfolio. Although the Company has not experienced a material reduction in the level of its sales of credit insurance products through automobile dealers following Best's downgrading, the insurance company subsidiary's current rating adversely affects its ability to market those products through financial institutions.

         Property and Casualty Insurance

         The Company's property and casualty insurance company subsidiary is rated B (Adequate) by Best. Best downgraded the property and casualty insurance company subsidiary's rating from A to B in 1991. The Best rating reflects its analysis of the property and casualty insurance company subsidiary's continued operating losses and corresponding decline in surplus and ongoing reserve strengthening for the lines of business in runoff. The property and casualty insurance company subsidiary's current rating may have an adverse affect on its ability to market its products through certain quality agents and brokers.

Uncertain Profitability of New Programs

         The property and casualty insurance subsidiary has recently introduced two new insurance programs. See "Recent Developments." Because the property and casualty insurance company subsidiary has had little or no experience in writing coverage for the new insurance programs, there can be no assurance that either of such programs will be profitable. The Company has, however, employed individuals to develop these programs who have extensive experience.

Limitations on Payment of Dividends

         The Company has not paid dividends on the Common Stock since 1991 due to the Company's lack of profitability in recent years and does not expect to pay dividends until the Company has returned to a level of profitability which will sustain the payment of cash dividends. In addition, the Company's outstanding 9.50% Notes due April 1, 2001 (the "Senior Notes"), were issued pursuant to a note purchase agreement which limits the Company's ability to pay dividends to 50% of net income computed on a cumulative basis from January 1, 1996 to and including the date of the dividend payment. Even if the Company does have net income in the future, its principal source of cash flow with which to pay dividends will be dependent upon the ability of its insurance company subsidiaries to pay dividends to the Company. Ohio domiciled insurance companies are subject to laws and regulations which, among other things, limit the amount of dividends and other payments that can be made by such insurance companies without prior regulatory approval. See "Price Range of Common Stock and Dividend Policy" included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and notes thereto included in the 10-K which accompanies this Prospectus.

Decrease in Proportionate Equity Ownership if Rights Not Exercised

         Rights Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. In addition, CIHC beneficially owns, directly or indirectly, approximately 30.3% of the outstanding shares of Common Stock of the Company and the Chase Stockholders and certain affiliates of CIHC beneficially own an additional 8.6% of the Common Stock of the Company. It is possible that if a sufficient number of Rights Holders do not exercise their rights, the Rights Offering will result in CIHC, either alone or together with the Chase Stockholders and such affiliates, beneficially owning over 50% of the Common Stock and having actual control over the Company. Mr. Chase disclaims beneficial ownership of the shares of Common Stock owned by CIHC, its affiliates and the Chase Stockholders other than Mr. Chase.

Potential Conflicts of Interest

         CIHC is a principal stockholder of the Company which in turn is beneficially owned by Mr. Chase and the other Chase Stockholders. CIHC and one of its affiliates collectively hold $5,481,046 principal amount of

Subordinated Notes. The Company has decided to permit holders of Subordinated Notes to tender their respective Subordinated Notes for cancellation as consideration (in lieu of cash) for the purchase of the Common Stock and anticipates that CIHC will so tender its Subordinated Notes.

Nature of the Rights Offering

         The Company does not have a commitment for the purchase of shares of Common Stock which may remain unsold at the expiration of the Rights Offering. Accordingly, there can be no assurance as to the number of shares of Common Stock which will be sold by the Company in the Rights Offering or in the Additional Offering.

Market Price Risks Associated With the Common Stock

         There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of the Rights, a subscribing Rights Holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering -- No Revocation." Moreover, until certificates are delivered, subscribing Rights Holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering.

                                 USE OF PROCEEDS

         The Company intends to use the net cash proceeds from the Rights Offering for general corporate purposes, including investments in, and advances to, its insurance company subsidiaries and the redemption of any Subordinated Notes which are not tendered in the Rights Offering. Since the Company has decided to permit holders of its outstanding $6,182,446 principal amount of 10.125% Subordinated Notes due July 2000 to tender their respective Subordinated Notes for cancellation as consideration (in lieu of cash) for the purchase of shares of Common Stock, the net cash proceeds of the Rights Offering, assuming all Subordinated Notes held by stockholders are tendered and all of the Rights are exercised in full, are estimated to be $__. The Subordinated Notes bear interest at 10.125% per annum and are scheduled to mature in July 2000. No principal payments are required to be paid on the Subordinated Notes prior to maturity but the Subordinated Notes may be prepaid at any time without penalty.

                               RECENT DEVELOPMENTS

         The property and casualty insurance subsidiary has recently introduced two new insurance programs, one for truckers and charter buses and the other for automobile dealers. The truckers and charter bus program is a limited coverage program while the automobile dealers program is a multi-peril package program which provides property, liability and related coverages. During the first quarter of 1996, the trucking and charter bus program produced approximately $5 million of annualized premiums. The Company anticipates that the automobile dealer program will begin production during the second quarter of 1996.

         On May 16, 1996, the Company publicly announced that it had reached an agreement to settle its $5.16 million judgment against Homeowners Marketing Services, Inc. ("HMS") for $4.4 million in cash. Homeowners Group, Inc. ("HOMG"), the parent of HMS, has entered into a definitive merger agreement with Cross Country Group, Inc. which has agreed to pay the amount of the settlement at the time of the closing of its acquisition of HOMG. HOMG announced that the closing of the acquisition, which is subject to regulatory and stockholder approval, is anticipated in late September. When and if the amount of the settlement is paid, the Company intends to use such amount to increase the capital of the two insurance company subsidiaries to enable them to develop existing and new insurance programs.

         The Company has had an arrangement with a financial institution pursuant to which it ceded credit life and credit accident and health insurance originated by the financial institution to a reinsurance company owned by the financial institution. During the most recent fiscal year, the Company wrote $1,486,000 in net premiums for which it received a ceding commission. The Company has received a notice from the financial institution that effective June 1, 1996, the arrangement will be terminated. Although the Company does have the right to recapture the ceded insurance and retain 100% of the profits and losses thereof during runoff, the Company's premiums written in the future will be reduced unless it is able to replace the insurance originated by the financial institution with new business.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock is traded on the Nasdaq National Market under the symbol "ACLE." The following table sets forth the high and low sales prices of the Common Stock for each of the periods indicated through __, 1996 as reported by the Nasdaq National Market. The prices have been rounded up to the nearest eighth and do not include retail markups, markdowns or commissions.

                                                                                High             Low
                                                                                ----             ---
YEAR ENDED DECEMBER 31, 1994
First Quarter..............................................................     $6.000           $3.750
Second Quarter.............................................................      5.000            3.000
Third Quarter..............................................................      3.750            2.250
Fourth Quarter.............................................................      3.125            1.750

YEAR ENDED DECEMBER 31, 1995
First Quarter..............................................................      2.875            1.750
Second Quarter.............................................................      3.125            2.000
Third Quarter..............................................................      4.875            2.750
Fourth Quarter.............................................................      3.875            2.375

YEAR ENDING DECEMBER 31, 1996
First Quarter..............................................................      3.375            2.875
Second Quarter (through __)................................................

         Prior to 1992 the Company had historically paid stock or cash dividends. On June 2, 1992, the Board of Directors of the Company decided to suspend payment of cash dividends on the Common Stock until the Company returned to a level of profitability which will sustain the payment of cash dividends. Moreover, the note agreement pursuant to which the Company's $16,500,000 principal amount of Senior Notes were issued restricts the payment of dividends on the Common Stock to an amount equal to 50% of net income computed on a cumulative basis from January 1, 1996 to and including the date of the dividend payment. Accordingly, there is presently no amount available for paying dividends after giving effect to this restriction. Even if the Company does have net income in the future, its principal source of cash flow with which to pay dividends will be dependent upon the ability of its insurance company subsidiaries to pay dividends to the Company. Ohio domiciled insurance companies are subject to laws and regulations which, among other things, limit the amount of dividends and other payments than can be made by such insurance companies without prior regulatory approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and notes thereto included in the 10-K which accompanies this Prospectus.

                               THE RIGHTS OFFERING

The Rights

         The Company is hereby issuing Rights to each holder of Common Stock as of the close of business on __, 1996 (the "Record Date") at no charge to such holders. The Company will issue one Right for each share of Common Stock held on the Record Date. Each Right will entitle the holder thereof (the "Rights Holder") to subscribe for __ share[s] of Common Stock. The Rights will be evidenced by non-transferable Subscription Rights Certificates which are being distributed to each Rights Holder contemporaneously with the delivery of this Prospectus. The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by the Rights Holders. The opportunity to exercise the Oversubscription Privilege is available to all Rights Holders on the same terms. [No fractional Rights will be issued and no fractional shares of Common Stock will be issued upon exercise of the Rights.] See "The Rights Offering -- Subscription Privileges -- Oversubscription Privilege."

BEFORE EXERCISING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS."

Expiration Date

         The Rights will expire at 5:00 p.m., Columbus, Ohio time, on __, 1996, subject to extension at the discretion of the Company (as it may be extended, the "Expiration Date"), provided that the Expiration Date shall in no event be later than __, 1996. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., Columbus, Ohio time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. The Company may extend the Expiration Date by giving oral or written notice to the Subscription Agent on or before the Expiration Date, followed by a press release no later than 9:00 a.m., Columbus, Ohio time on the next business day after the previously scheduled Expiration Date.

Subscription Privileges

         Basic Subscription Privilege. Each Right will entitle the Rights Holder to receive, upon payment of the Subscription Price, __ share[s] of Common Stock (the "Basic Subscription Privilege"). Each Rights Holder is entitled to subscribe for all, or any portion, of such Right Holder's Rights [subject to the elimination of fractional shares]. Certificates representing Underlying Shares purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared.

         Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to an amount equal to one-half of the Underlying Shares purchased by each Rights Holder pursuant to the Basic Subscription Privilege. All beneficial owners of Rights who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

         Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Rights Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial owner of Rights exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights Holder being allocated a greater number of Excess Shares than such Rights Holder subscribed for pursuant to the exercise of such Rights Holder's Oversubscription Privilege, then such Rights Holder will be allocated only such number of Excess Shares as such Rights Holder subscribed for and the remaining Excess Shares will be allocated among all other Rights Holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

         Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Exercise of Rights

         Rights may be exercised by delivering to National City Bank (the "Subscription Agent"), at or prior to 5:00 p.m., Columbus, Ohio time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights Holder subscribing for an aggregate of more than [5,000] Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of [5,000] until the Expiration Date. The Company, at its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. All payments must be by (i) check or bank draft (cashier's check) drawn upon a U.S. bank or postal or express money order payable to National City Bank, as Subscription Agent, or (ii) by wire transfer of same-day funds to an account designated by the Subscription Agent, in which case please contact the Subscription Agent at (800) 622-6757 for information concerning such account. Payments will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) collection by the Subscription Agent of any certified check or bank draft upon a U.S. bank or of any postal or express money order or (iii) receipt of good funds in the account designated by the Subscription Agent. If paying by uncertified personal check, please note that the funds paid thereby may take up to ten business days to clear. Accordingly, Rights Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

      The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

         By Mail:

         National City Bank, Subscription Agent
         Corporate Trust Operations
         P.O. Box 94720
         Cleveland, Ohio 44101-4720

         By Hand or Overnight Courier:

         National City Bank, Subscription Agent
         Corporate Trust Operations
         3rd Floor -- North Annex
         4100 West 150th Street
         Cleveland, Ohio 44135-1385

         If a Rights Holder wishes to exercise Rights, but time will not permit such Rights Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

                  (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

                  (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights Holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five business days following the Expiration Date; and

                  (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any signatures required to be guaranteed so guaranteed, is received by the Subscription Agent within five business days following the Expiration Date. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no. (216) 476-8367 ). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent.

         Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights Holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such Rights Holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such Rights Holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

         Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be issued in the name of the Rights Holder and/or are to be delivered to the Rights Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a medallion guarantee program acceptable to the Subscription Agent.

      Rights Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee holder should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a nominee holder should contact the nominee holder and request the nominee holder to act in accordance with such beneficial owner's instructions. If a beneficial owner wishes to obtain a separate Subscription Right Certificate, such beneficial owner should contact the nominee holder as soon as possible and request that a separate Subscription Right Certificate be issued. A nominee holder may request any Subscription Right Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than the Expiration Date.

         The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

         THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., COLUMBUS, OHIO TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE UP TO TEN BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

         Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Form 10-K, the Form 10-Q, the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent, at its address set forth under "Exercise of Rights", above (telephone: (800) 622-6757).

No Revocation

         ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Non-Transferability of Rights

         The Rights are not transferable and will not be traded on any securities exchange or quoted on any inter-dealer quotation system. Rights may only be exercised or permitted to expire. Rights Holders who determine not to exercise their Rights may not transfer their rights and, at the Expiration Date, Rights which have not been exercised will expire and be null and void and have no value, provided that Rights may be transferred by operation of law in the case of death, dissolution, liquidation or bankruptcy of the Rights Holder, or pursuant to an order of an appropriate court. A Rights Holder may, however, elect to have the Underlying Shares registered in the name of, and/or delivered to, a person other than the Rights Holder provided that the signature on the related Subscription Certificate is guaranteed by an Eligible Institution or other eligible guarantor institution as more fully described under "-- Exercise of Rights", above, and in the accompanying Subscription Certificate and Instructions.

Tender of Subordinated Notes in Lieu of Cash

         The Company has decided to permit holders of Subordinated Notes to tender their respective Subordinated Notes to the Company for cancellation as consideration (in lieu of cash) for the purchase of shares of Common Stock. Upon receipt of such Subordinated Notes, the Company will direct the Subscription Agent to accept such Subordinated Notes as consideration for the issuance of the related Underlying Shares. See "Use of Proceeds."

Determination of Subscription Price

         The Subscription Price was determined by the Company. In making this determination, the material factors considered by the Company were the amount of proceeds that the Company desires to raise, the average market price of the Common Stock, the pro rata nature of the offering and pricing policies customary for transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock.

Foreign and Certain Other Stockholders

         Subscription Certificates will not be mailed to Rights Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Rights Holder must notify the Subscription Agent, and must establish to the satisfaction of the Subscription Agent and the Company that such exercise is permitted under applicable law. If the procedures set forth in the preceding sentence are not followed prior to the Expiration Date, the Rights will expire.

Other Matters

         The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Common Stock from Rights Holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions, or change the terms of the Rights Offering, in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. If any such change is made that is material and has an adverse effect on any Rights Holder that has previously exercised Rights, such Rights Holder will be provided the opportunity to revoke such exercise. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights Holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary describes certain United States federal income tax considerations applicable to U.S. Rights Holders who hold Common Stock as a capital asset and who receive Rights in respect of such Common Stock in the initial issuance of the Rights (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of Rights

         Holders of Common Stock will not recognize taxable income in connection with the receipt of Rights.

Basis and Holding Period of the Rights

         Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Common Stock with respect to which they are received or (ii) the stockholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise of the Rights, the stockholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

Lapse of the Rights

         Rights Holders who allow the Rights received by them in the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such Rights Holders.

Exercise of the Rights; Basis and Holding Period of Common Stock

         Rights Holders will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights Holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                        DESCRIPTION OF THE CAPITAL STOCK

Common Stock

         The Company has 10,000,000 authorized shares of Common Stock, of which 4,456,432 shares were issued and outstanding as of March 31, 1996. At the Annual Meeting of Stockholders to be held June 11, 1996, the stockholders will be asked to adopt an amendment to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") which will increase the authorized shares of Common Stock from 10,000,000 to 15,000,000. The holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Certificate of Incorporation does not permit cumulative voting for the election of directors. The holders of Common Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of Common Stock are fully paid and nonassessable and the shares of Common Stock to be issued in the Rights Offering will, upon delivery and payment therefor in accordance with the terms of the Rights Offering, be fully paid and nonassessable.

         The Certificate of Incorporation contains a provision which requires the affirmative vote of not less than 80 percent of the outstanding shares of the Company entitled to elect directors for the approval of certain business combinations and other transactions with a corporation or any affiliate thereof which acquires more than five percent of the beneficial ownership of the outstanding shares of Common Stock of the Company unless such business combination or other transaction was approved by resolution of the Board of Directors of the Company prior to the acquisition by such corporation or affiliate thereof of the beneficial ownership of more than five percent of the outstanding Common Stock. This provision could have the effect of delaying, deferring or preventing a change in control of the Company.

         The registrar and transfer agent for the Company's Common Stock is National City Bank.

Preferred Stock

         The Company has 1,000,000 authorized shares of Preferred Stock, par value $1.00 per share, none of which were issued and outstanding as of March 31, 1996. The Certificate of Incorporation provides that the Board of Directors is authorized to fix the voting rights, redemption rights, conversion rights, sinking fund provisions, designations, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of the Preferred Stock. The Company has no present intention to issue any shares of Preferred Stock.

                                  LEGAL MATTERS

     The validity of the issuance of Common Shares in the Rights Offering will be passed upon by counsel for the Company, Squire, Sanders & Dempsey, Columbus, Ohio.

                                     EXPERTS

     The Company's consolidated financial statements and schedules as of December 31, 1995 and 1994, and for each of the years in the two-year period ended December 31, 1995, included in the Form 10-K, a copy of which accompanies this Prospectus and which is incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, with respect to the Company's consolidated financial statements and schedules as of December 31, 1995 and 1994, and for each of the years in the two-year period ended December 31, 1995 and in reliance on the report of Ernst & Young LLP, independent certified public accountants, with respect to the Company's consolidated financial statements and schedules for the year ended December 31, 1993 and are incorporated herein in reliance upon the authority of said firms as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP dated March 15, 1996 contains an explanatory paragraph that states that as discussed in Note D to the consolidated financial statements, on March 30, 1994, the Company and its principal lender agreed to waive compliance with certain loan agreement covenants through January 1, 1995. On February 7, 1995, the Company and the lender again renegotiated the credit agreement and certain of the covenants. The amended agreement stated that the loan was payable in full on June 30, 1997. On December 29, 1995, the Company issued senior notes with a different lender and retired the aforementioned credit agreement. The most recent loan agreement requires that during the period the loan is outstanding, the Company maintain consolidated tangible net worth, as defined. At December 31, 1995, required tangible net worth was $15,000,000 and the Company's consolidated tangible net worth, as defined, was $19,738,000.

================================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THIS PROSPECTUS RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                                               --------------------

                                                 TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
Available Information...........................................................................................  2
Incorporation of Certain Documents by Reference.................................................................  2
Prospectus Summary..............................................................................................  3
Risk Factors....................................................................................................  6
Use of Proceeds.................................................................................................  8
Recent Developments.............................................................................................  8
Price Range of Common Stock and Dividend Policy.................................................................  9
The Rights Offering.............................................................................................  9
Certain Federal Income Tax Consequences......................................................................... 14
Description of the Capital Stock................................................................................ 15
Legal Matters................................................................................................... 16
Experts......................................................................................................... 16

                               ACCEL INTERNATIONAL
                                   CORPORATION

                                  __ SHARES OF
                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------











                                    __, 1996

================================================================================

                                                      PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table presents an itemized estimate of all expenses in connection with the issuance and distribution of the Common Shares, other than underwriting discounts and commissions.

                                     Nature of Expense                                                Amount
                                     -----------------                                                ------
SEC Registration Fee  ................................................................              $6,336.21
Printing and Engraving Costs  ........................................................              _________*
Counsel Fees and Expenses  ...........................................................              _________*
Accounting Fees and Expenses  ........................................................              _________*
Blue Sky Expenses and Counsel Fees  ..................................................              _________*
Subscription Agent Fees and Expenses  ................................................              _________*
Miscellaneous  .......................................................................              _________*

TOTAL  ...............................................................................             $__________*

*To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") and the Registrant's Bylaws provide for the indemnification of directors and officers against certain liabilities. Officers and directors of the Registrant and its subsidiaries are indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. The Registrant is empowered by Section 102(b)(7) of the DGCL to include a provision in its Restated Certificate of Incorporation that limits a director's liability to the Registrant or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article Fifteenth of the Registrant's Restated Certificate of Incorporation provides that no director or former director of the Registrant shall be personally liable to the Registrant or its stockholders for breach of fiduciary duty as a director except for (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) approving the payment of a dividend, stock repurchase or redemption which is unlawful under the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. The Registrant maintains insurance policies under which directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Registrant.

ITEM 16.  EXHIBITS.   The following Exhibits are filed as part of this
                      Registration Statement:

     EXHIBITS                  DESCRIPTION
     --------                  -----------
     5.1              Opinion of Squire, Sanders & Dempsey (including consents)
     23.1             Consent of KPMG Peat Marwick LLP

     23.2             Consent of Ernst & Young LLP
     23.3             Consent of Squire, Sanders & Dempsey (see Exhibit 5.1)
     24.1             Power of Attorney (included elsewhere in the signature page to this Registration
                      Statement)
     99.1             Form of Subscription Certificate
     99.2             Form of Instructions for Subscription Certificates
     99.3             Form of Notice of Guaranteed Delivery
     99.4             Form of Subscription Agency Agreement
     99.5             Form of Nominee Holder Oversubscription Exercise Form
     99.6             Form of Nominee Holder Certification



ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement:

               Provided, however that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof. If any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on May 24, 1996.

                                        ACCEL INTERNATIONAL CORPORATION

                                        By: /s/ Thomas H. Friedberg
                                           -------------------------------------
                                           Thomas H. Friedberg
                                           Chairman of the Board, President and
                                           Chief Executive Officer

                                POWER OF ATTORNEY

     We, the undersigned officers and directors of ACCEL INTERNATIONAL CORPORATION, hereby severally constitute and appoint Thomas H. Friedberg, Nicholas Z. Alexander and Kurt L. Mueller, and each of them, our lawful attorneys-in-fact and agents, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on 24, 1996.

                    Signature                            Title
                    ---------                            -----
/s/ Thomas H. Friedberg                  Chairman of the Board, President and
- -------------------------                Chief Executive Officer (principal executive officer) and
     Thomas H. Friedberg                 Director


/s/ Kurt L. Mueller                      Vice President and Controller
- ------------------------                 (principal financial officer and controller)
     Kurt L. Mueller

/s/ Robert Betagole                      Director
- ------------------------
     Robert Betagole

/s/ David T. Chase                       Director
- ------------------------
     David T. Chase

     Signature                                       Title
     ---------                                       -----

/s/ Douglas J. Coats                                  Director
- ---------------------------------
     Douglas J. Coats

/s/ Raymond H. Deck                                   Director
- ---------------------------------
     Raymond H. Deck

/s/ Robert E. Fowler                                  Director
- ---------------------------------
     Robert E. Fowler III

                                                      Director
- ---------------------------------
     Kermit G. Hicks

                                                      Director
- ---------------------------------
     Stephen M. Qua

/s/ Milton J. Taylor                                  Director
- ---------------------------------
     Milton J. Taylor, Sr.

/s/ Paul R. Whitters                                  Director
- ---------------------------------
     Paul R. Whitters

                                  EXHIBIT INDEX

Exhibit
Number                     Description
- ------                     -----------
5.1.  Opinion of Squire, Sanders & Dempsey (including consents)
23.1  Consent of KPMG Peat Marwick LLP
23.2  Consent of Ernst & Young LLP
23.3  Consent of Squire, Sanders & Dempsey (see Exhibit 5.1)
24.1  Power of Attorney (included elsewhere in the signature page this Registration Statement)
99.1  Form of Subscription Certificate
99.2  Form of Instructions for Subscription Certificates
99.3  Form of Notice of Guaranteed Delivery
99.4  Form of Subscription Agency Agreement
99.5  Form of Nominee Holder Oversubscription Exercise Form
99.6  Form of Nominee Holder Certification